U.S. SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                     FORM 3

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

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1.   Name and Address of Reporting Person

     Mickelberry Communications Incorporated
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   (Last)                            (First)              (Middle)

     405 Park Avenue
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                                    (Street)

     New York                     New York                 10017
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   (City)                            (State)                (Zip)

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2.   Date of Event Requiring Statement (Month/Day/Year)

     September 26, 2001
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3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)

     36-1474360
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4.   Issuer Name and Ticker or Trading Symbol

     Leapnet, Inc. (Leap)
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5.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [_]  Director                             [x]  10% Owner (1)
     [_]  Officer (give title below)           [_]  Other (specify below)


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6.   If Amendment, Date of Original (Month/Day/Year)


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7.   Individual or Joint/Group Filing  (Check applicable line)

     [_]  Form Filed by One Reporting Person

     [x]  Form Filed by More than One Reporting Person

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             Table I -- Non-Derivative Securities Beneficially Owned
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
                                                                 3. Ownership Form:
                                      2. Amount of Securities       Direct (D) or
1. Title of Security                     Beneficially Owned         Indirect (I)       4. Nature of Indirect Beneficial Ownership
   (Instr. 4)                            (Instr. 4)                 (Instr. 5)            (Instr. 4)
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

   Leapnet Common Stock,
   (Par Value $.01 Per Share)             545,064                    (D) and (I) (1)
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


Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

                                                                          (Over)
                                                                (SEC 1473 (3-99)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

              Table II -- Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

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
                                                                                                        5. Owner-
                                                    3. Title and Amount of Securities                      ship
                                                       Underlying Derivative Security                      Form of
                         2. Date Exercisable           (Instr. 4)                                          Derivative
                            and Expiration Date     ---------------------------------    4. Conver-        Security:
                            (Month/Day/Year)                               Amount           sion or        Direct      6. Nature of
                         ----------------------                            or               Exercise       (D) or         Indirect
                         Date       Expira-                                Number           Price of       Indirect       Beneficial
1. Title of Derivative   Exer-      tion                                   of               Derivative     (I)            Ownership
   Security (Instr. 4)   cisable    Date            Title                  Shares           Security       (Instr. 5)     (Instr. 5)
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


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
Explanation of Responses: (1) Mickelberry Communications Incorporated ("Mickelberry") directly owns 495,064 shares of Leapnet, Inc.'s common stock (the "Common Stock"). James C. Marlas ("Marlas"), the principal shareholder of Mickelberry, has sole beneficial ownership of 50,000 shares of Common Stock and may also be deemed to beneficially own the Common Stock owned by Mickelberry. Mickelberry and Marlas entered into a Standstill Agreement, dated September 26, 2001 with certain members of management of Leapnet, Inc. (filed as Exhibit 2 to the Reporting Person's Schedule 13D/A dated September 28,
2001) with respect to the Common Stock. Mickelberry and Marlas may be considered to have beneficial ownership of such members of management's Common Stock. If so, collectively the group would beneficially own more than 10% of the outstanding Common Stock. However, Mickelberry and Marlas each disclaim any beneficial ownership of such management shareholders' Common Stock and the existence of a group with such management shareholders. Pursuant to Rule 16-1(a)(4) promulgated under the Securities Exchange Act of 1934, as amended, Mickelberry and Marlas state that this filing shall not be deemed an admission that they are the beneficial owners of any securities covered by this statement.


Mickelberry Communications Incorporated

By: /s/Gregory J. Garville                                   October 5, 2001
    ---------------------------------------------         ---------------------
    Name:  Gregory J. Garville
    Title: President and Chief Operating Officer
    **Signature of Reporting Person




By: /s/James C. Marlas
    ---------------------------------------------
    Name:  James C. Marlas

    **Signature of Reporting Person


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.



Address of Other Reporting Person:
James C. Marlas
c/o Mickelberry Communications Incorporated
405 Park Avenue, New York, New York 10017

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